Exhibit 99.2

Request ID:	011884484	Province of Ontario	Date Report Produced: 2010/01/20
Demande n°:		Province de l’Ontario	Document produit le:
Transaction ID:	040381294	Ministry of Government Services	Time Report Produced: 15:33:10
Transaction n°:		Ministère des Services gouvernementaux	lmprimé à:
Category ID:	CT
Catégorie:

Certificate of Incorporation

Certificat de constitution

This is to certify that	Ceci certifie que

MERCARI ACQUISITION CORP.

Ontario Corporation No.	Numéro matricule de la personne morale en Ontario

002231229

is a corporation incorporated, under the laws of the Province of Ontario.	est une société constituée aux termes des lois de la province de l’Ontario.

These articles of incorporation are effective on	Les présents statuts constitutifs entrent en vigueur le

JANUARY 20 JANVIER, 2010

Director/Directrice

Business Corporations Act/Loi sur les sociétés par actions

Page: 1

Ontario Corporation Number
Request ID / Demande no	Numéro de la compagnie en Ontario

11884484	2231229

FORM 1		FORMULE NUMÉRO 1

BUSINESS CORPORATIONS ACT	/	LOI SUR LES SOCIÉTÉS PAR ACTIONS

ARTICLES OF INCORPORATION

STATUTS CONSTITUTIFS

1. The name of the corporation is:	Dénomination sociale de la campagnie:

MERCARI ACQUISITION CORP.

2. The address of the registered office is:	Adresse du siège social:

66                WELLINGTON STREET WEST                    Suite 3600

(Street & Number, or R.R. Number & if Multi-Office Building give Room No.)

(Rue et numéro, ou numéro de la R.R. et, s’il s’agit édifice à bureau, numéro du bureau)

CITY OF TORONTO	ONTARIO
CANADA	M5K 1N6
(Name of Municipality or Post Office)	(Postal Code/Code postal)
(Nom de la municipalité ou du bureau de poste)

3.	Number (or minimum and maximum number) of directors is:	Nombre (ou nombres minimal et maximal) d’administrateurs:

	Minimum 3	Maximum 11

4.	The first director(s) is/are:	Premier(s) administrateur(s):

	First name, initials and surname	Resident Canadian State Yes or No
	Prénom, initiales et nom de famille	Résident Canadien Oui/Non

	Address for service, giving Street & No. or R.R. No., Municipality and Postal Code	Domicile élu, y compris la rue et le numéro, le numéro de la R.R., ou le nom de la municipalité et le code postal

*	LEE ALEXANDER	YES
PETTIGREW

66 WELLINGTON STREET WEST Suite 3600

TORONTO ONTARIO
CANADA M5K 1N6

Page: 2

Ontario Corporation Number
Request ID / Demande no	Numéro de la compagnie en Ontario

11884484	2231229

4.	The first director(s) is/are:	Premier(s) administrateur(s):

	First name, initials and surname Prénom, initiales et nom de famille	Resident Canadian State Yes or No Résident Canadien Oui/Non

	Address for service, giving Street & No. or R.R. No., Municipality and Postal Code	Domicile élu, y compris la rue et le numéro, le numéro de la R.R., ou le nom de la municipalité et le code postal

*	ELENA MASTERS 66 WELLINGTON STREET WEST Suite 3600 TORONTO ONTARIO CANADA M5K 1N6	YES
*	MARIO MICHAEL KULAS 66 WELLINGTON STREET WEST Suite 3600 TORONTO ONTARIO CANADA M5K 1N6	YES

Page: 3

Ontario Corporation Number
Request ID / Demande no	Numéro de la compagnie en Ontario

11884484	2231229

5.	Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.

Limites, s’il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

There are no restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise.

6.	The classes and any maximum number of shares that the corporation is authorized to issue:

Catégories et nombre maximal, s’il y a lieu, d’actions que 1a compagnie est autorisée à émettre:

The Corporation is authorized to issue an unlimited number of shares of one class designated as common shares.

Page: 4

Ontario Corporation Number
Request ID / Demande no	Numéro de la compagnie en Ontario

11884484	2231229

7.	Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Droits, privilèges, restrictions et conditions, s’il y a lieu, rattachés à chaque catégorie d’actions et pouvoirs des administrateurs relatifs à chaque catégorie d’actions que peut être émise en série:

Not applicable.

Page: 5

Ontario Corporation Number
Request ID / Demande no	Numéro de la compagnie en Ontario

11884484	2231229

8.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:

L’émission, le transfert ou la propriété d’actions est/n’est pas restreinte. Les restrictions, s’il y a lieu, sont les suivantes:

None.

Page: 6

Ontario Corporation Number
Request ID / Demande no	Numéro de la compagnie en Ontario

11884484	2231229

9.	Other provisions, (if any, are):

Autres dispositions, s’il y a lieu:

None.

Page: 7

Ontario Corporation Number
Request ID / Demande no	Numéro de la compagnie en Ontario

11884484	2231229

10.	The names and addresses of the incorporators are

Nom et adresse des fondateurs

First name, initials and last name	Prénom, initiale et nom de
or corporate name	famille ou dénomination sociale

Full address for service or address of registered office or of principal place of business giving street & No. or R.R. No., municipality and postal code

Domicile élu, adresse du siége social au adresse de l’etablissement principal, y compris la rue et le numéro, le numéro de la R.R., le nom de la municipalité et le code postal

*	RUBIN RAPUCH

66 WELLINGTON STREET WEST Suite 3600

TORONTO ONTARIO

CANADA M5K 1N6